novozymes®

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA


05007898


SEC MAIL PROCESSING
RECEIVED
MAY 05 2005
WASH, D.C.
179
SECTION

29/4/2005

Re.: SEC File Number, 82-5116

SUPPL

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases nos. 22-23 (incl.) sent to the Copenhagen Stock Exchange in April, 2005.

Yours sincerely
Novozymes A/S

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

novozymes®

Stock exchange announcement

April 28, 2005

Novozymes A/S, group financial statement first quarter 2005

The results for the first quarter of 2005 continue to show solid earnings. The outlook for 2005 is unchanged.

- Sales in local currencies rose by 5% in the first quarter. Calculated in DKK, sales rose by 3% to DKK 1,476 million, compared with DKK 1,433 million in the first quarter of 2004.
- Operating profit increased by just over 6% to DKK 275 million, compared with DKK 259 million in the same period last year. The operating profit margin was 18.6%, compared with 18.1% in 2004
- Profit before tax rose by 10% to DKK 267 million from DKK 242 million in 2004. Net financial costs were DKK 8 million, compared with DKK 17 million in 2004
- Net profit rose by just under 7% to DKK 192 million from DKK 180 million. Earnings per share (diluted) were DKK 2.82, an increase of 11% compared with the first quarter of 2004
- Free cash flow rose by 7% to DKK 267 million, compared with DKK 249 million in 2004, after adjustment for the positive effect of a one-off item worth approximately DKK 125 million. Free cash flow for the first quarter of 2004 including this one-off item was DKK 374 million
- Return on invested capital (ROIC) rose to 17.7% from 16.6% in 2004

Outlook for 2005

Novozymes maintains its previous outlook for 2005, provided there is no change in exchange rates. Growth in operating profit calculated in local currencies is thus expected to exceed 10%, while growth calculated in DKK is expected to rise by just under 6%. Sales in local currencies are expected to increase by 6-7%. Calculated in DKK, sales are expected to rise by around 4%. The increase in net profit is expected to be around 5%. The outlook for free cash flow is also unchanged at DKK 750-850 million.



Profit/loss and balance sheet

(DKK million)	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	% change Q1 / Q1
Net turnover	**1,476**	**1,491**	**1,536**	**1,528**	**1,433**	**3**
- Enzymes	1,402	1,424	1,469	1,445	1,352	**4**
- Microorganisms	74	67	67	83	81	**(9)**
Gross profit	**783**	**743**	**815**	**817**	**775**	**1**
- Enzymes	744	704	781	772	731	**2**
- Microorganisms	39	39	34	45	44	**(12)**
Operating profit (EBIT)	**275**	**252**	**317**	**261**	**259**	**6**
- Enzymes	267	239	313	249	247	**8**
- Microorganisms	8	13	4	12	12	**(33)**
Operating profit margin	18.6%	16.9%	20.6%	17.1%	18.1%	
Net financials	(8)	23	(6)	(33)	(17)	
Profit before tax	**267**	**275**	**311**	**228**	**242**	**10**
Tax	74	80	80	58	63	**17**
Profit incl. of minority interests	**193**	**195**	**231**	**170**	**179**	**8**
Minority interests	(1)	(12)	0	0	1	
Net profit	**192**	**183**	**231**	**170**	**180**	**7**
Earnings per DKK 10 share	**2.89**	**2.73**	**3.40**	**2.47**	**2.60**	**11**
Average no. of A/B shares, outstanding (million)	66.4	67.1	68.0	68.7	69.3	
Earnings per DKK 10 share (diluted)	**2.82**	**2.67**	**3.32**	**2.42**	**2.55**	**11**
Average no. of A/B shares, diluted (million)	68.1	68.7	69.6	70.3	70.7	
Free cash flow	**267**	**300**	**303**	**103**	**374**	**(29)**

The accounts have been drawn up in accordance with the International Financial Reporting Standards (IFRS). The comparative figures for 2004 have been adjusted to reflect the IFRS. The accounts have not been audited.

Net turnover

Net turnover in the first quarter of 2005 was DKK 1,476 million, equivalent to an increase of 3% compared with the first quarter of 2004. Growth calculated in local currencies was approximately 5%. Sales of enzymes rose by 4%, while sales of microorganisms were 9% lower than in the same period of 2004.

Sales by geographical area

(DKK million)	Q1 2005	Q1 2004	% change	% currency impact	% change in local currencies
Europe, Middle East & Africa	666	626	6	(1)	7
North America	414	442	(6)	(4)	(2)
Asia Pacific	298	266	12	(5)	17
Latin America	98	99	(1)	0	(1)
Net turnover	**1.476**	**1.433**	**3**	**(2)**	**5**

Sales to Asia continue to show very high rates of growth calculated in local currencies. Growth is being driven in particular by increased sales of enzymes to the beverage alcohol and textile industries, but sales to the feed and starch industries are also showing healthy rates of growth in Asia. Growth is increasing in Europe, primarily driven by sales to the baking industry.

Novozymes A/S
Investor Relations
2005-13321-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Sales to North America were lower in the first quarter of 2005 than in the same period last year, mainly due to lower sales of enzymes to the detergent industry and lower sales of microorganisms. **Sales to Latin American showed a slight downward trend in the first quarter of** 2005, which can mainly be attributed to the detergent industry.

Sales by industry

(DKK million)	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	% change Q1 / Q1
Enzymes	**1,402**	**1,424**	**1,469**	**1,445**	**1,352**	4
-technical enzymes	874	862	931	897	863	1
-detergent	500	483	525	512	518	(3)
-other technical	374	379	406	385	345	8
-food enzymes	356	371	373	367	328	9
-feed enzymes	172	191	165	181	161	7
Microorganisms	**74**	**67**	**67**	**83**	**81**	(9)
Net turnover	**1,476**	**1,491**	**1,536**	**1,528**	**1,433**	3

Sales of enzymes

Sales of **technical enzymes** rose by 1%, compared with the first quarter of 2004, and by more than 3% calculated in local currencies. Sales of **detergent enzymes** were 3% lower in the first quarter of 2005 than in the same period of 2004. This trend is primarily due to the fact that detergent manufacturers are negatively affected by higher raw material prices, and furthermore negatively affected by exchange rate movements. Sales of **other technical enzymes** rose by 8% in DKK and more in local currencies. Sales of enzymes for the production of fuel ethanol continue to show high rates of growth, which can be attributed, among other things, to the introduction of a new enzyme for use in a new technology for the production of fuel ethanol. Sales of enzymes to the textile industry are also showing high rates of growth compared with the first quarter of 2004, while growth in the sales of enzymes to the starch industry is lower. In October 2004 Novozymes launched HyaCare®, its first product within biopolymers, to the cosmetics industry; sales are still in an introductory phase.

Sales of **food enzymes** rose by 9%. Measured in local currencies, growth in sales was more than 10%. Sales to the baking industry have shown particularly healthy growth compared with the first quarter of 2004, although this is partly due to stock building on the part of some distributors. Sales to the brewing industry were lower in the first quarter of 2005 than in the equivalent period of 2004, while sales of other enzymes within the food segment are showing healthy growth. Sales to the brewing industry in the first quarter of 2004 were favourably affected by a marked increase in the demand for low-carbohydrate beers.

Sales of **feed enzymes** rose by 7%, compared with the first quarter of 2004. Calculated in local currencies, sales growth was higher. As expected, growth continues to be driven mainly by increased sales of enzymes within the phytase product group, particularly in Asia. Solid growth in the first quarter is expected to level out over the year.

Sales of microorganisms

Sales of **microorganisms measured in DKK** were 9% lower, severely affected by exchange rates, as this segment is highly USD-related. Sales for institutional and household cleaning in the first quarter of 2005 were lower than in the same period of 2004, whereas sales within plant care rose.

Novozymes A/S
Investor Relations
2005-13321-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

New products

Novozymes launched one new enzyme product in the first quarter of 2005: Polarzyme®, a detergent enzyme which is effective on protein-based stains and gets clothes clean at low temperatures.

On April 14, 2005 Novozymes published the results of a biomass-to-ethanol project started in 2001 with support from the National Renewable Energy Laboratory (NREL) in the USA. The aim of the project has been achieved, i.e. the enzyme cost for biomass-based production of fuel ethanol on laboratory scale has been reduced from **USD 5.40 to** USD 0.10-0.18 per gallon, equivalent to a 30-fold reduction since 2001. Enzymes are no longer regarded as the biggest economic obstacle to the marketing of biomass technology.

Costs, Licence fees and Other operating income

Total costs excluding net financials and tax rose by 2% to DKK 1,209 million, positively affected by lower exchange rates in the first quarter.

Production costs rose by 5% and thus by more than the growth in sales compared with the same period of 2004. The gross margin for the first quarter of 2005 is 53.0%, compared with 54.1% in the same period of 2004. The gross margin for the first quarter of 2005 has increased compared with the figure for 2004 as a whole (52.6%).

Other operating costs – sales and distribution costs, administrative costs, and research and development costs – fell by 1% overall to DKK 516 million in the first quarter of 2005 due to general cost control.

Other operating income was higher than in the equivalent period of 2004, partly as a result of income from the joint research project with Solvay Pharmaceuticals.

Depreciation and amortisation charges totalled DKK 117 million, compared with DKK 118 million in the equivalent period of 2004.

Operating profit

Operating profit rose by just over 6% to DKK 275 million, compared with DKK 259 million in the first quarter of 2004, DKK 267 million of which relates to enzymes and DKK 8 million to microorganisms. The operating profit margin, calculated as operating profit as a percentage of sales, was 19.0% for enzymes and 10.8% for microorganisms.

Net financials

(DKK million)	Q1 2005	Q1 2004
Net foreign exchange gain/(loss)	4	10
Net interest expenses	(8)	(7)
Other financials	(4)	(20)
Total financials	**(8)**	**(17)**
Net interest-bearing debt, end	748	801

Net foreign exchange gains relate to realised and unrealised gains, primarily on the hedging of exposures to the USD and JPY. The trend in Other financials is mainly due to a change in the obligation relating to share options as a result of fluctuations in the market price for the underlying share.

Novozymes A/S
Investor Relations
2005-13321-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Profit before and after tax

Profit before tax was DKK 267 million, compared with DKK 242 million in 2004, an increase of 10%. Net profit rose by just under 7% to DKK 192 million from DKK 180 million in the same period last year.

Cash flow, investments, acquisitions

(DKK million)	Q1 2005	Q1 2004
Net result	**192**	**180**
Cash flow before change in working capital	192	167
Cash flow from operating activities	335	303
Cash flow from investing activities	(68)	71
Free cash flow	**267**	**374**
Cash flow from financing activities	(346)	(379)
Net cash flow	**(79)**	**(5)**
Acquisitions	0	0

Free cash flow was DKK 267 million, compared with DKK 374 million in 2004. The first quarter of 2004 was positively affected by a one-off item worth approximately DKK 125 million. Adjusted for this, free cash flow rose by 7% compared with last year. Investing activities have increased compared with the first quarter of 2004 but are still low in relation to the outlook for 2005, though this is due to the time lag.

Balance sheet and development in shareholders' equity

Assets (DKK million)	Q1 2005	End 2004	Liabilities (DKK million)	Q1 2005	End 2004
			Shareholders' equity beginning of period excl. minority interests	3.917	4.144
			Retained earnings	192	764
			Dividend paid	(233)	(217)
			Purchase of own shares, net	(154)	(804)
Intangible fixed assets	463	480	Currency translation adj. for net assets, etc.	22	30
Tangible fixed assets	3.429	3.402		3.744	3.917
Deferred income tax	28	26	Minority interests	32	30
Total fixed assets	**3.920**	**3.908**	**Shareholders' equity end of period**	**3.776**	**3.947**
Stocks	1.169	1.130	Total non-current liabilities	1.869	1.829
Debtors	1.368	1.361	- of which net interest-bearing	1.302	1.267
Securities	142	146	Total current liabilities	1.446	1.300
Cash at bank and in hand	492	531	- of which net interest-bearing	80	48
Total current assets	**3.171**	**3.168**	**Total liabilities**	**3.315**	**3.129**
Total assets end of period	**7.091**	**7.076**	**Total liabilities and shareholders' equity end of period**	**7.091**	**7.076**

In accordance with IFRS, Shareholders' equity is stated inclusive of minority interests.

Shareholders' equity was DKK 3,776 million at the end of the first quarter of 2005, compared with DKK 3,947 million on December 31, 2004. Shareholders' equity was increased by retained earnings for the period and currency translation adjustments in respect of subsidiaries' net assets, but reduced by dividend payments and purchase of own shares.

A dividend of DKK 233 million for 2004 was paid in March. Purchase of own shares for DKK 214 million, reduced by exercise of share options (DKK 60 million), decreased shareholders' equity by DKK 154 million in the period.

As part of the planned share buy-back programme worth a total of DKK 2,500 million, purchase of own shares to a value of DKK 650 million has been approved for 2005. The overall programme started in 2004, and is planned to run over a period of 3-4 years. Own shares worth DKK 214 million

Novozymes A/S
Investor Relations
2005-13321-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

have been purchased since February 1, 2005. The holding of own shares as at March 31, 2005 consisted of 6.4 million B shares, equivalent to 8.9% of the share capital.

At the Annual Meeting of Shareholders on March 16, 2005, it was decided to reduce the nominal share capital to DKK 696 million. The shares are expected to be withdrawn by the end of June 2005.

Change to accounting policies

Novozymes changed its accounting policies with effect from January 1, 2005 and will henceforth follow the International Financial Reporting Standards (IFRS). The quarterly financial statement has therefore been drawn up in accordance with IAS 34. The comparative figures for 2004 have been adjusted to reflect the transition to IFRS.

The accounting principles for the present quarterly financial statement are consistent with the principles underlying The Novozymes Report 2004, with the exception of the changes described in Note 32 of the Report, "Transition to IFRS", which describes the changes made as a result of moving from the previously applicable Danish GAAP to IFRS.

See also The Novozymes Report 2004, and the stock exchange announcement "Summary and key figures for 2004 in accordance with IFRS" of March 29, 2005. Both are available at www.novozymes.com.

Outlook for 2005

(DKK)	USD	JPY	CNY
Average exchange rate 2004	599	5,54	72,32
Spot rate January 28, 2005	571	5,53	68,97
Spot rate April 27, 2005	576	5,42	69,64
Change compared with average exchange rate 2004	-4%	-2%	-4%

The key sales currencies are weaker against the DKK than the average rates for 2004, but slightly higher than on January 31, 2005. However, the change is modest and, seen in the context of the lower average rates in the first quarter of 2005, does not give rise to a change in the outlook for 2005.

The outlook for 2005 is unchanged. Operating profit is expected to increase by more than 10% in local currencies. Calculated in DKK, growth in operating profit is expected to be just under 6%. The outlook for growth in net profit is around 5%.

This outlook is based on exchange rates remaining at their current levels for the rest of 2005, particularly the USD, CNY and JPY against the DKK.

In greater detail, the outlook is as follows:

- Growth in net turnover of 6-7% in local currencies, while growth calculated in DKK is expected to be around 4%
- Launch of 4-6 new enzyme products
- Growth in operating profit calculated in local currencies is expected to exceed 10%. Operating profit will be negatively affected by less favourable exchange rates, since Novozymes has a higher proportion of costs than revenue denominated in DKK. Calculated in DKK, operating profit is expected to rise by just under 6%. Other things being equal, a 5% change in the exchange rate is expected to have an impact on operating profit of DKK 30-40 million and DKK 5-15 million for the USD and JPY respectively
- Operating profit margin of just over 18%, despite the negative currency effect

Novozymes A/S
Investor Relations
2005-13321-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

- Net financial costs of DKK 40-50 million. Net financials are expected to be positively affected by currency-hedging gains. Expected net cash flows in USD and JPY have been hedged for 2005
- Growth in net profit of around 5%
- Investments in tangible fixed assets before acquisitions are expected to be on a par with depreciation and amortisation charges for 2005
- Free cash flow before acquisitions of DKK 750-850 million
- Return on invested capital after tax of just over 17%, on a par with 2004

Environmental and social discussion

As previously, this Group financial statement contains selected results within the environmental and social area. This is done in order to reflect Novozymes' reporting of non-financial aspects and to follow up selected targets on a quarterly basis.

Definitions of the individual indicators can be found in The Novozymes Report 2004 under Accounting policies, pages 12-13 of Accounts and Data, see www.novozymes.com.

Selected environmental and social results	Q1	
	2005	2004
Eco-Productivity Index, water	106	121
Eco-Productivity Index, energy	98	110
Unintended releases of GMOs	0	0
Significant spills	0	0
Frequency of occupational accidents per million working hours	0	0
Frequency of occupational diseases per million working hours	3.8	9.0
Employees, total	3,985	3,893
Rate of employee turnover	5.3	4.6
Rate of absence	3.4	3.1

The Eco-Productivity Indexes for water and energy are calculated each year based on an index of 100 at the start of the year.

Water and energy – effective utilisation of resources

The Eco-Productivity Index for water improved by 6% after the first three months of 2005, thus exceeding the target for an improvement of 4% during 2005 as a whole. With an Eco-Productivity Index for energy of 98 in the first quarter of 2005, utilisation of energy is 2% lower than in 2004. The trend in utilisation of energy is mainly due to a change in product mix. The target for 2005 is to achieve a 5% improvement in utilisation of energy. The basis for comparison for both water and energy is challenging, as utilisation improved by 13% and 16% respectively in 2004.

Occupational accidents resulting in absence

The frequency of reported occupational accidents resulting in absence was 3.8 in the first quarter of 2005, which is lower than in the same period of 2004, when the frequency was 9.0. This is an extremely positive development, and supports the target for 2005 of the frequency of occupational accidents not exceeding 7.0.

Rate of employee turnover and absence

The rate of employee turnover for the year to date, calculated after the first quarter of 2005, was 5.3%, which is an increase in relation to the equivalent period after the first quarter of 2004.

Novozymes A/S
Investor Relations
2005-13321-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

However, the rate of employee turnover remains low and is below the target for 2005 as a whole, which is not to exceed 7%.

The rate of absence was 3.4% for the first quarter of 2005, which was above the target of 3% for 2005 as a whole. It is, however, traditional for absence to be higher in the first quarter than in the remaining quarters.

Novozymes has set a number of targets for 2005 within the environmental and social area. For more information on the individual targets, see www.novozymes.com.

Financial calendar

August 11, 2005	Group financial statement for the first half of 2005
October 27, 2005	Group financial statement for the first three quarters of 2005

Forward-looking statements

This stock exchange announcement contains forward-looking statements, including the financial outlook for 2005. Forward-looking statements are, by their very nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Bagsværd, April 28, 2005

Board of Directors
Novozymes A/S

Appendix 1: Quarterly sales by geographical areas
Appendix 2: Profit and loss account for the first quarter of 2004 and YTD, before and after the International Financial Reporting Standards (IFRS)
Development in shareholders' equity, first quarter of 2005 vs first quarter of 2004

Novozymes A/S
Investor Relations
2005-13321-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Statement of the Board of Directors and the Management

The Board of Directors and the Management have considered and approved the Group financial statement for Novozymes A/S for the first quarter of 2005.

The financial statement for the first quarter has been prepared in accordance with the International Financial Reporting Standards (IFRS) and additional Danish disclosure requirements governing listed companies. In our opinion the accounting policies used are appropriate and the financial statement gives a true and fair view of the Group's assets, liabilities, net profit, financial position and cash flow.

Bagsværd, April 28, 2005

Management:

Steen Riisgaard
President and CEO

Per Falholt | Per Månsson | Peder Holk Nielsen | Arne W. Schmidt

Board of Directors:

Henrik Gürtler
Chairman

Kurt Anker Nielsen
Vice Chairman

Paul Petter Aas

Jerker Hartwall

Arne Hansen

Søren Jepsen

Ulla Morin

Walther Thygesen

Hans Werdelin

Novozymes A/S
Investor Relations
2005-13321-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Contact persons

Media relations:
Eva Louise Holm Petersen
Tel. (direct): + 45 4442 3338

Investor Relations:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

In the USA:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Appendix 1

Quarterly sales by geographical areas

(DKK million)	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	% change Q1 / Q1
Europe, Middle East & Africa	666	685	691	659	626	6
North America	414	400	450	470	442	(6)
Asia Pacific	298	287	280	277	266	12
Latin America	98	119	115	122	99	(1)
Net turnover	**1,476**	**1,491**	**1,536**	**1,528**	**1,433**	**3**

Novozymes A/S
Investor Relations
2005-13321-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 2

Profit and loss account for the first quarter of 2004 and YTD, before and after IFRS

Effect of IFRS (DKK million)	Q1 2004			Year to date 2004		
Profit and loss account	**Before IFRS**	**IFRS effect**	**After IFRS**	**Before IFRS**	**IFRS effect**	**After IFRS**
Net turnover	1,441	(8)	1,433	1,441	(8)	1,433
- Enzymes	1,360	(8)	1,352	1,360	(8)	1,352
- Microorganisms	81	0	81	81	0	81
Gross profit	**780**	**(5)**	**775**	**780**	**(5)**	**775**
- Enzymes	736	(5)	731	736	(5)	731
- Microorganisms	44	0	44	44	0	44
Operating profit	**257**	**2**	**259**	**257**	**2**	**259**
- Enzymes	247	0	247	247	0	247
- Microorganisms	10	2	12	10	2	12
Operating profit margin	17.8%		18.1%	17.8%		18.1%
Net financials	3	(20)	(17)	3	(20)	(17)
Profit before tax	**260**	**(18)**	**242**	**260**	**(18)**	**242**
Tax	68	(5)	63	68	(5)	63
Profit incl. of minority interests	**192**	**(13)**	**179**	**192**	**(13)**	**179**
Minority interests	1	0	1	1	0	1
Net profit	**193**	**(13)**	**180**	**193**	**(13)**	**180**
Earnings per share	2.78		2.60	2.78		2.60
Ave. no A/B shares, outstanding (million)	69.3		69.3	69.3		69.3
Earnings per share, diluted	2.70		2.55	2.70		2.55
Ave. no. A/B shares diluted (million)	70,7		70,7	70,7		70,7

Development in shareholders' equity, first quarter of 2005 vs first quarter of 2004

(DKK million)	Q1 2005	Q1 2004
Equity at beginning of period excl. minority interest	3,917	4,144
Net profit for the period	192	180
Dividend paid	(233)	(219)
Purchase of own shares (net)	(154)	(170)
Currency translation adjustments for net assets, etc.	22	(9)
Equity excl. minority interests	**3,744**	**3,926**
Minority interests at beginning of period	30	29
Net result for the period	1	(1)
Dividend paid	(1)	(5)
Currency translation adjustments for net assets, etc.	2	4
Minority interests	**32**	**27**
Equity at end of period	**3,776**	**3,953**

Novozymes A/S
Investor Relations
2005-13321-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

novozymes®

Stock exchange announcement

14 April 2005

Novozymes and NREL achieve 30-fold reduction in enzyme cost and conclude biomass-to-ethanol project

The project goal has been achieved: the cost of enzymes for biomass-based fuel ethanol production has been reduced to USD 0.10-0.18 per gallon in laboratory trials, a 30-fold reduction since 2001. Enzymes are no longer the main economic barrier to the commercialisation of biomass technology.

In January 2001, supported by funds from the U.S. Department of Energy (DOE), Novozymes and the National Renewable Energy Laboratory (NREL) entered into a collaborative research subcontract totalling USD 14.8 million over three years, with a one-year extension worth USD 2.3 million granted in April 2004. The project sought to dramatically cut the cost of converting cellulose biomass from corn stover into sugars for the production of fuel ethanol and other valuable products. Once commercially viable, a process of this type could help reduce dependency on non-renewable and petroleum-based energy and raw material sources.

By using its comprehensive range of proprietary biotech tools to identify new enzymes, engineer and boost catalytic activity, and increase production yield, Novozymes has successfully reduced the overall enzyme cost for the process of converting corn stover to ethanol to USD 0.10-0.18 per gallon in laboratory trials. This 30-fold reduction from the starting point of more than USD 5 dollars per gallon in 2001 is due to a combination of pre-treatment technology developed by NREL and novel enzyme solutions from Novozymes.

Per Falholt, executive vice president for Research & Development and chief science officer at Novozymes, said, "Needless to say, we're delighted with this achievement because it clearly demonstrates Novozymes' ability to solve real-world problems through the application of advanced biotech processes. Although these results are still only on laboratory scale, and probably require a modified business model for enzyme production, this is a major step forward in commercialising production of fuel ethanol from renewable biomass, and validates yet again the value and promise of industrial biotechnology."

Novozymes A/S
Investor Relations
2005-14601-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
E-mail:
info@novozymes.com
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

"Novozymes has made great progress in reducing the cost of enzymes for the utilisation of cellulosic biomass, effectively eliminating a major technical barrier to commercialisation. By combining NREL improvements to the pre-treatment of corn stover with new enzymes developed by Novozymes, the cost reduction achieved provides an excellent example of the synergy that can be harvested through well-placed government-sponsored research partnerships. While much work remains to translate this success to the commercial marketplace, Novozymes should be applauded for their fine efforts in this collaboration," said Douglas E. Kaempf, Biomass Program Manager at the U.S. Department of Energy.

Based on its four years of focussed research in this area, Novozymes has developed unique expertise in the conversion of corn stover and other biomass feedstocks, expertise that will encourage broader industrial applications beyond fuel ethanol. For example, Novozymes' work may make possible the use of corn stover as an alternative feedstock for products currently derived from petrochemicals.

However, successful commercialisation of the biomass-based process for production of fuel ethanol and other useful products is still dependent on further refinements of the enzyme technology, establishment of a formal collection system for biomass, further progress in overcoming the technical barriers in biomass pre-treatment, optimisation of current yeast organisms, as well as financial incentives for industry to invest in facilities utilising biomass instead of corn starch as feedstock.

Gerson Santos, R&D Director at Abengoa Bioenergy, said, "These new enzyme systems are the key to the future growth and geographical expansion of the fuel ethanol industry into areas where cereals are not readily available. In 2006, we expect to initiate testing of Novozymes' enzymes solutions at our biomass fractionation process development pilot plant in York, Nebraska, USA to validate the technology's performance. As one of the biggest ethanol producers in Europe and the USA, Abengoa Bioenergy is committed to the development and commercialisation of biomass-based fuel ethanol production technology for a more sustainable transportation sector."

The world's leading enzyme company, Novozymes is currently supplying a range of enzymes for corn-based fuel ethanol production, mainly in the USA. US fuel ethanol production has grown rapidly over the past few years and totalled 3.5 billion gallons in 2004, up more than 20%, benefiting from environmental legislation and a political drive towards more sustainable fuel sources.

Novozymes A/S
Investor Relations
2005-14601-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
E-mail:
info@novozymes.com
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Contacts persons

Press and media:

Kenneth Aukdal

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Investor Relations:

Lene Aaboe

Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl

Tel. (direct): +45 4443 3304

In USA:

Thomas Kudsk Larsen

Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com